EXHIBIT 99.1
RADA Electronic Industries Ltd. Press Release

RADA Radar Products Selected by Asian Air Defense for
Counter-UAV Applications

August 23, 2016, Netanya, Israel. RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its selection by an Asian military force of its Multi-Mission Hemispheric Radar (MHR) based RPS-42 aerial surveillance radar systems. RADA’s systems will provide the customer’s Air Defense with highly advanced aerial surveillance capabilities, enabling the detection of Unmanned Ariel Vehicles (UAV) or Drones.

The order is of a significant size to RADA and strategically important. The order is expected to be received during the third quarter of 2016 and delivered by mid-2017. The order is expected to contribute a few million dollars to RADA’s revenues in both 2016 and 2017.

The customer has selected RADA’s RPS-42 radar systems after a very thorough and competitive evaluation process in comparison to various other competing radar systems.

The MHR radar platform, which is the heart of the system, is an S-Band, Software-Defined, Pulse-Doppler, Active Electronically Scanned Array radar. It introduces sophisticated beam forming capabilities and advanced signal processing. It can provide multiple missions on each radar platform, and offers an unprecedented performance-to-price ratio. It is a compact and mobile system, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as counter rockets and mortars, counter unmanned aerial systems, ground moving target indicator, air surveillance, and more.

Commented Zvi Alon, RADA's CEO, "This selection by a primary customer, is a major milestone achievement for RADA. It is significant to us not only because of the size of the expected order, but also due to its strategic value. It should open up for RADA many more global opportunities for such systems, in a world where small Unmanned Ariel Vehicles, also known as Drones, are becoming ever more prevalent.  This order in particular proves that our radar performance in aerial surveillance applications is superior to the competition, providing a market-leading performance-to-price ratio. We are proud to have been selected by this customer for such a significant and important program, and can realize how this win will lead to further opportunities for us, both with the same customer and in other countries.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Company Contact:	Investor Relation Contact
RADA Electronics Industries Dov Sella, CBDO Tel: +972-9-8921111 mrkt@rada.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: +1 646 688 3559 Rada@gkir.com